FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer:	IM Cannabis Corp. (the "Issuer").

Trading Symbol:	IMCC

Number of Outstanding Listed Securities:

145,743,283 Common Shares, 9,730,258 Warrants

Date: February 7, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Corporate Developments:

  On January 10, 2020, the Issuer announced that it will hold an annual general meeting of shareholders on March 16, 2020 in Toronto, Canada.

  On January 29, 2020, the Issuer filed notice that it had changed its auditor from Dale Matheson Carr-Hilton Labonte LLP to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

Greek Developments

  On January 23, 2020, the Issuer entered into a definitive joint venture agreement with a local Greek partner called "Galen Industries Single Member Societe Anonyme" ("Galen"). The Greek joint venture will invest up to €8,000,000 to build and operate an EU-GMP certified cultivation and processing facility in Greece. The Issuer will own a 25% interest in the Greek joint venture with the remaining 75% owned by Galen.

The Issuer will have the right to purchase up to 25% of the total production from the Greek joint venture at a preferred price for an initial period of five years.

German Developments:

  On January 23, 2020 Adjupharm GmbH, the Issuer's German distribution subsidiary ("Adjupharm"), entered into a supply, distribution and promotion agreement with a German distribution company (the "German Supply Agreement"). Pursuant to the German Supply Agreement, Adjupharm will supply medical cannabis products to the German distributors in an amount to be determined based on a rolling forecast provided by the distributor.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer remains focused on identifying new strategic investments and growth opportunities in Israel and Europe, including but not limited to securing German and European supply and distribution agreements.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not applicable

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

• The Issuer entered into the Greek joint venture as described in Item 1.

• Adjupharm entered into the German Supply Agreement, as described in Item 1.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

The Issuer entered into the Greek joint venture in which it will hold a 25% interest. The Issuer contributed initial consideration of €8,334 and has agreed to contribute up to an additional €1,500,000 into the Greek joint venture. Galen is not a Related Person of the Issuer.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

8. Describe the acquisition of new customers or loss of customers.

Adjupharm entered into the German Supply Agreement with a new German distribution client. Adjupharm also received a €250,000 purchase order from a new German client for its vitamin and mineral pre-mix products.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Adjupharm appointed a new Marketing Manager and a new Business Development Manager

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable

14. Provide details of any securities issued and options or warrants granted.

The issuer did not issue any common shares nor grant any options or warrants in January 2020.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)

(1) State aggregate proceeds and intended allocation of proceeds.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

15. Provide details of any loans to or by Related Persons.

On January 28, 2020, I.M.C. Holdings Ltd., a wholly-owned subsidiary of the Issuer, loaned €200,000 to Adjupharm, to be repaid within 2 years.

16. Provide details of any changes in directors, officers or committee members.

None

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The Government of Israel approved the first export of medical cannabis from Israel to the United Kingdom, as discussed in the Issuer's press release dated January 30, 2020.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 7, 2020

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature
Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End December 2019	Date of Report YY/MM/D 20/02/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position Business and Compliance Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/

FORM 7 – MONTHLY PROGRESS REPORT

January 2015